

navisyo

authentic experience

Pitch Deck

A financial ecosystem connecting boat
owners with new world travelers



"Sailors, with their built–in sense of order, service and discipline, should really be running the world."

– Nicholas Monsarrat



Problem

Travelers



- Impersonal online chartering platforms with high service fees
- Random, generic and overpriced boat offers
- Misperception – the recreational boating world is for the 'rich and famous'
- No on-site verification of boat hosts and control of offers

Boat owners



- High costs of owning a boat
- Underutilized boats
- Not business savvy – lack of marketing and sales expertise
- Faceless online chartering platforms providing no field assistance and support
- No hosting support and services from marinas



Marinas

- Excluded from boat hosting revenue – no incentive on bookings
- Unauthorized boat hosts – loss of control and security issues
- Lack of communication and proper management of the boating community
- Codes of conduct, rules and regulations – not respected by boat owners/travelers
- Missed income opportunity in providing services to boat owners and travelers



World Crisis

- Pandemic – historical downfall for tourism and boating industries
- Over polluted waterways – an economical and life threatening reality



The time has come to learn from past mistakes, turn the boat around and navigate towards a more sustainable future.



Solution

The Navisyo Ecosystem – A Revenue Sharing Booking Platform



Travelers

- Authentic and affordable boat offers
- Trusted community members – sharing real-life boating experiences
- Passive income per referred booking – lifetime and transferable
- On-site boat host verification and assistance before on-line approval
- Additional on-site safety and security in collaboration with marina partners



Boat Owners

- Sustainable income from an open source community
- Expert field assistance for boat offer optimization
- Guest on-line commitment to marina rules and regulations
- High quality hosting services provided by marina partners



Marinas

- Sustainable revenue stream - commissions on all boat host bookings
- Collaborations and management support for the marina and its community
- Higher traffic – increased boat host bookings
- Global exposure – online and offline
- Increased security and safety – online member identity verifications
- Transparent operations – access to boat owner/traveler profiles and bookings
- Uniformed code of conduct and communication of marina standards of excellence
- Field assistance in marina hosting services to best cater to travelers and boat owners



Window of Opportunity

- Safer, healthier and more isolated post-pandemic travel options
- Customized solutions for all participants
- Marine conservation - financial support and educational initiatives



Imagine if Airbnb would have shared their success with million of users around the globe.

How many lives would have been changed forever?

Market Size and Potential



317
BILLION

Young travelers
spending



US$ 7
TRILLION

Annual tourism
revenue



524
BILLION

Online bookings
made



250
MILLION

Registered
recreational boats

The Journey Map

Boat owner



Boat offers



Boat guests



Floatel



Voyage



Event





Private Dock · Marina Dock · Private Mooring



Ocean Voyage · Lake Voyage · River Voyage



Private Party · Brand Event · Network Cruises

Authentic experience

How it works

1 Sign up for **free**

2 **Search** or **post**, budget–friendly authentic boat offers

3 **Review** listings/profiles/ recommendations per destination

4 Book a **Floatel Stay** (boat accommodation), a **Voyage** (from A to B with boat owners) or an **Event** of your choice

5 After your trip, **share your experience** – traveler/boater 5-star review systems and online community–forum

6 Become a Navisyo Ambassador for **free**. Start **earning a 1% commission** on all referred traveler bookings for LIFE!



Marketplace Technology



- Intuitive, user-friendly and improved digital marketplace
- Powerful back-end, fully scalable infrastructure
- Integrated marketing management tool kits



- Fully integrated back offices with referral links
- Supervised and mediated online community forums
- Special online access for Marinas / Key Partners / Ambassadors

Unique Business Model





Lifetime Revenue Sharing Projections Per Booking*

Lean and effective operations with minimal costs and maximum returns.

A win-win for all.



Competitive Advantages

Go-to-Market



- Unique revenue generating ecosystem
- Worldwide market potential – 6 continents
- Network of highly valued assets in all launch territories
- Engaging the masses:
  live events, seminars, workshops and online webinars
- Exclusive Key Partner licensing rights for early adopters
  ($10,000 – $40,000)
- Strategic partnerships:
  marinas, social networks, online booking platforms

Travelers



- Affordable access to the recreational boating world
- On-site boat host verification
- Ambassador Reward Program:
  1% transferable lifetime commission per referred booking



Boat Owners

- Increased bookings through our revenue sharing ecosystem
- Professional field assistance in creating optimized boat offers
- Full global insurance coverage – P&L + Cyber proposal by Llyods
- Minimal online Navisyo service fees (12–18%)



Key Partners

- Large revenue potential – lifetime, passive income
- 3% commission per booking
- On-site launch assistance and support
- Swift territory start-ups/times of deployment (2–3 months)

Marinas



- First to market – in promoting marinas through a sustainable revenue sharing partnership
- Complete transparency in all operations
- Streamlining, assisting and supporting marina hosting services
- Fully committed in implementing marina codes of conduct, rules and regulations

Your passport to the New World

 



The Team



Alexander Michaels

Chief Executive Officer / Founder



Lucie Nightingale

Partner / Project Manager



Teresa Binghay

Ambassador Program Director



Patrick Moyal

Chief Financial Advisor



David Aldrich

Country Manager for North America



Roberto Lauria

Vice President Travel Publicist



Seth Schlessel

Attorney



Liliana Pham

Creative Director



Gunars Grundstocks

Chief Technical Officer



Martins Rudzitis

Vice President of Software Engineer



Valdis Pornieks

Senior Lead Developer

Our Next Steps





1 Step

First quarter 2021*
Pre-sell exclusive licensing agreements – negotiations are currently underway

2 Step

January 2021*
Determine our official pilot launch territory

3 Step

First quarter 2021
Pre-launch our official marketplace

4 Step

March 2021*
Go-to-market and launch of our pilot territory

5 Step

April 2021*
Recruitment of boat offers, on-site assistance and begin training BPO team

6 Step

Second quarter 2021*
Complete beta version of the iOS & Android apps

7 Step

2021*
Sign the global Insurance coverage for the company

8 Step

May 2022
Deployment of other territories – USA, Spain, France, Italy and Greece

*Disclaimer: These projections cannot be guaranteed



We cordially invite you to join our unique online ecosystem of travelers, boat hosts, marinas and partners. Together we can change the future world of travel and the financial lives of the boating community.

Welcome to the NEW WORLD of NAVISYO!

